Second Amendment to the Sub-Advisory Agreement and Side Letter Agreement

This Second Amendment to the Sub-Advisory Agreement and Side Letter Agreement (this

“Second Amendment”), dated as of March 8, 2023, is made by and between Long Short Advisors, LLC ("Manager") and Prospector Partners, LLC ("Sub-Adviser"; Manager and Sub- Adviser are referred to herein collectively as the "Parties").

WHEREAS, Manager and Sub-Adviser entered the Sub-Advisory Agreement, dated September 18, 2015, (the “Sub-Advisory Agreement”)·and the related Side Letter Agreement, dated July 9, 2015 (collectively, the "Agreements"); and

WHEREAS, Manager and Sub-Adviser now wish to amend the Agreements consistent with this Second Amendment.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which is specifically acknowledged by the Parties, the Parties agree as follows:

1. Termination. Sub-Adviser may terminate the Agreements at any time by providing six months' advance written notice to Manager and the Trust.

2.	Post-Termination Rights, Obligations and/or Restrictions. Manager is willing to agree to the change in the termination rights of Sub-Adviser set forth in Section I of this Second Amendment on the condition that the period of time under which any rights, obligations and/or restrictions applicable to the Parties intended to survive a termination of the Agreements are the same as if the Agreements remained in effect until the end of the then applicable two year term. Therefore, notwithstanding any other language of this Second Amendment, or the Agreements, any rights, obligations and/or restrictions applicable to the Parties intended to survive a termination of the Agreements shall survive the termination of the Agreements for a period commencing on the date of termination through the end of the survival period which would have applied if the effective date of termination was the end of the then applicable rolling two year period. For example, if there is a provision which has a survival period of two months after termination and Sub-Adviser gives notice of termination on January 1, 2024, the effective date of termination is June 30, 2024 (instead of September 18, 2024) and the survival period runs from June 30, 2024 until two months after September 18, 2024 (which is the end of the current two-year rolling term).

3.	Schedule A - Fees. The Parties agree Schedule A to the Sub-Advisory Agreement is deleted and replaced with the following:

Schedule A

As compensation pursuant to Section 6 (Compensation) of the Sub-Advisory Agreement between Long Short Advisers, LLC ("Manager"') and Prospector Partners, LLC (“Sub- Adviser”), Manager shall pay Sub-Adviser the Compensation, computed and paid quarterly according to the schedule below.

Schedule of Fee Split

Sub-Adviser Fees/	Estimated BP Split	Estimated BP	Sub-Adviser	Manager
Expenses Tiers ($)	Sub-Adviser	Split
		Manager
0-200M	0.875%	0.875%	50%	50%
200M+	0.910%	0.840%	52%	48%

4.	The Parties hereby acknowledge and agree that, other than as explicitly amended by the terms of this Second Amendment, the terms in the Sub-Advisory Agreement and Side Letter Agreement remain unchanged and in full force and effect.

5.                 This Second Amendment may be executed in multiple counterparts, each of which shall constitute an original, but all of which together constitute one instrument. A pdf, electronic or facsimile signature shall constitute an original signature.

IN WITNESS WHEREOF, the Parties have entered into this Second Amendment on the date first written above.

Long Short Advisors, LLC

By: /s/ Matthew E. West

Matthew E. West, Chief Executive Officer

Prospector Partners, LLC

By: /s/ Peter N. Perugini

Peter N. Perugini

CFO/CCO